UNITED STATES
S AND EXCHANGE COMMISSION
Washington, D.C. 20549

08028772

OMB APPROVAL
OMB Number. 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response ... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66040

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Prudential Bache Securities, LLC (Confidential Report)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
One New York Plaza
(No. and Street)

New York	New York	10292-2013
(City)	**(State)**	**(Zip Code)**

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Anthony Trapasso 212-778-7386
(Area Code –Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name — If Individual, state last, first, middle name)

300 Madison Avenue	New York	NY	
(Address)	**(City)**	**(State)**	**(Zip Code)**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
DIVISION OF MARKET REGULATION

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

PROCESSED
MAR 20 2008
THOMSON
FINANCIAL

OATH and
AFFIRMATION

February 26, 2008

State of New York

ss:

County of New York

I, the undersigned, officer of Prudential Bache Securities, LLC affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to Prudential Bache Securities, LLC for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or manager has any proprietary interest in any account classified solely as that of a customer.

Anthony Trapasso
Chief Financial Officer

Subscribed and sworn before me;
This 26th day of February, 2008

Notary Public

AMANDA E. HEALY
Notary Public, State of New York
No. 01HE6102166
Qualified in New York County
Commission Expires Nov. 24, 2007

PRUDENTIAL BACHE SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2007

SEC.I.D. No. 8-66040
This report is deemed PUBLIC in accordance with
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

Prudential Bache Securities, LLC

Table of Contents
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Member of Prudential Bache Securities, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Prudential Bache Securities, LLC ("the Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

Prudential Bache Securities, LLC

Statement of Financial Condition
December 31, 2007 (In thousands)

Assets	
Cash	$ 55
Securities borrowed	537,502
Financial instruments owned, at fair value	41,217
Receivable from brokers and clearing organizations	19,156
Total assets	$597,930
Liabilities and Member's Equity	
Liabilities	
Securities loaned	$552,442
Payable to brokers and clearing organizations	8,110
Securities sold, not yet purchased, at fair value	8,390
Due to affiliates	9,373
Accrued expenses	113
Total liabilities	578,428
Member's Equity	19,502
Total liabilities and member's equity	$597,930

The accompanying notes are an integral part of this financial statement.

(In thousands, except where noted)

1. Summary of Significant Accounting Policies

Prudential Bache Securities, LLC (the "Company") is a limited liability company under the laws of Delaware. Prior to February 1, 2007 the Company's name was Pru Global Securities, LLC. The date of inception of the Company was December 19, 2003, with operations commencing January 1, 2004. The Company is a wholly owned subsidiary of PFDS Holdings, LLC (the "Parent"), which is a wholly owned subsidiary of Prudential Securities Group, Inc. ("PSGI"), which is an indirect wholly owned subsidiary of Prudential Financial, Inc. ("Prudential"). The Company was formed to engage in a general securities business as an introducing broker, clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for the collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

Proprietary securities transactions are recorded on a trade date basis.

Financial instruments owned and financial instruments sold but not yet purchased are recorded on a trade date basis and are carried at fair value. Fair value is based on quoted market prices or dealer quotes where those are available and considered reliable. Additionally, other factors may be considered where appropriate such as market prices for related or similar financial instruments and coupon, yield, credit quality, prepayment terms, volatility and other economic factors.

The Company self clears its proprietary transactions. Non-proprietary transactions are cleared by its clearing broker. The Company engages in proprietary arbitrage trading strategies involving equity securities, hedged by either single-stock futures, exchange traded options, swaps, OTC options, or combinations thereof. The Company's financial instruments owned and sold, not yet purchased, at fair value based on quoted market prices or dealer quotes where those are available and considered reliable, are as follows:

	Owned	Sold, Not Yet Purchased
Obligations of U.S. government	$ 5,035	
U.S. corporate stocks	12,558	$7,499
Money market funds	21,573	
Options on corporate stocks	2,051	891
	$41,217	$8,390

The U.S. government securities owned shown above were pledged to our clearing broker ($545) and the Options Clearing Corp. ($4,490).

Statement of Financial Accounting Standards No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the fair value of

the financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value as such financial instruments are short-term in nature.

Securities borrowing and lending transactions are accounted for as collateralized financings and require cash or other collateral to be deposited or taken in. Securities borrowed and securities loaned are recorded at the amount of cash or other collateral advanced or received, respectively, as required. The Company monitors the fair value of securities borrowed and securities loaned on a daily basis with collateral returned or collateral posted, respectively, as required. As of December 31, 2007, the fair value of securities borrowed by the Company was $526,120, which the Company is permitted by contract or custom to sell or repledge. The fair value of these securities that had been sold or repledged was $526,120. The fair value of securities loaned was $533,202. These securities borrowing and lending transactions are collateralized as a percentage of the fair value of the investment positions. To mitigate the related counterparty credit risk, the amount of securities borrowed and securities loaned are marked to fair value on a daily basis and correspondingly, cash flows are exchanged between the borrower and lender to satisfy the resulting changes in collateral requirements. Interest revenue and expense are accrued based on rates associated with the related securities borrows and loans.

The Company maintains its cash account with a large U.S. bank.

Receivable from brokers and clearing organizations consists principally of deposits, fails and other balances with clearing brokers.

Payable to brokers and clearing organizations consists principally of stock loan rebates, fails and other balances with clearing brokers.

The preparation of this financial statement in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

2. Related Parties

Under a Support Services, Space Sharing and Expense Agreement between the Company and its affiliate, Prudential Bache Commodities, LLC ("PBC"), the employees of the Company may provide services to both companies. The services provided by the majority of these employees are principally for the benefit of PBC. The Company accrues for and pays directly certain expenses related to its business activities, such as all sales commissions payable to registered personnel; all registration and examination fees; and all legal fees. PBC advances certain other expenses of the Company, such as salaries and employee benefits of support personnel, for which the Company pays PBC a monthly management service fee. PBC, however, has assumed all liabilities, whether accrued or contingent, related to the payment of such expenses advanced to the Company. Accordingly, all employee compensation and other benefits expenses are recorded on the books of PBC with the exception of expenses paid directly by the Company in connection with the securities business and proprietary trading done through the Company, which are recorded on the books of the Company. Because PBC has assumed all other liabilities, whether accrued or contingent, related to the Company's employees, all such accrued employee compensation, other benefits and related liabilities are recorded on the books of PBC.

(In thousands, except where noted)

The Company clears its futures trades through its affiliate, PBC. Included in the Receivable from brokers and clearing organizations of $19,049 is a $1,508 receivable from PBC related to the Company's futures trading.

The Company executes non-customer securities transactions on behalf of PB Financial Services, Inc. ("PBFSI"), an affiliate with which the Company has a non-conforming subordination agreement. At December 31, 2007 this activity resulted in a payable to PBFSI of $8,998 and cash collateral received on securities borrowed of $311,043.

From time to time the Company has borrowings with Prudential Funding, LLC ("PFLLC"), an affiliate, that are used for financing its operating activities. These borrowings, of which none were outstanding at December 31, 2007, are on an overnight basis.

Due to these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions with unrelated parties.

3. Income Taxes

In accordance with federal and applicable state tax laws, the Company is treated as a branch of its single member owner which for tax purposes is PSGI. The Parent is also an LLC and as such is disregarded for tax purposes. PSGI is included in the consolidated federal income tax return of Prudential. PSGI also files separate state income tax returns and is included in certain consolidated state income tax returns.

Pursuant to the tax allocation agreement, federal income tax expense or benefit is determined on a separate company basis. Members with losses record current tax benefits to the extent such losses are recognized in the consolidated federal and state and local tax provisions. Total allocated federal, state and local taxes are paid by/to PSGI and therefore deferred taxes are not provided. The state and local taxes allocated to the Company are based upon the effective state tax rate of PSGI.

The 2007 tax expense was settled as a contribution of capital from PSGI in accordance with the Company's tax sharing agreement.

On January 1, 2007, the Company adopted FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" an interpretation of FASB Statement No. 109. This Interpretation prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. The Company does not have any unrecognized tax benefits at January 1 or December 31, 2007 and adoption of FIN No. 48 did not have a material effect on the Company's financial position.

In December 2006, the Internal Revenue Service ("Service") completed all fieldwork with regards to its examination of the consolidated federal income tax returns of Prudential for tax years 2002-2003. The final report was submitted to the Joint Committee on Taxation for their review in April 2007. In July 2007, the Joint Committee returned the report to the service for additional review. Prudential has responded to the Service's request for additional information. The IRS has indicated they are in the process of re-submitting tax years 2002 and 2003 to the Joint Committee, however this has no bearing on Prudential's financial position. The statute of limitations for the 2002-2003 tax years expires in 2009.

(In thousands, except where noted)

In January 2007, the Service began an examination of tax years 2004 through 2006. For tax year 2007, Prudential participated in the Service's new Compliance Assurance Program (the "CAP"). Under CAP, the Service assigns an examination team to review completed transactions contemporaneously during the 2007 tax year in order to reach agreement with Prudential on how they should be reported in the tax return. If disagreements arise, accelerated resolutions programs are available to resolve the disagreements in a timely manner before the tax return is filed. It is management's expectation this new program will significantly shorten the time period between Prudential's filing of its federal income tax return and the Service's completion of its examination of the return.

4. Credit Risk in Client Activities

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Customers' securities activities are transacted on a cash and margin basis. These transactions may expose the Company to off-balance-sheet risk, wherein the clearing broker may charge the Company for any losses it incurs in the event that customers may be unable to fulfill their contractual commitments and margin requirements are not sufficient to fully cover losses. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker. The Receivable from brokers and clearing organizations of $19,156 includes a deposit of $2,389 that the Company is required to maintain with clearing organizations.

5. Market Risk in Proprietary Trading

This is the risk of potential loss due to the fluctuation in the fair value of securities owned and securities sold, but not yet purchased. Risks arise in options, warrants and derivative contracts from changes in the fair values of their underlying financial instruments. Securities sold, but not yet purchased, represent obligations of the Company to deliver specified securities at contracted prices and thereby create a liability to repurchase the securities at prevailing future market prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased, may exceed the amount recognized in the financial statement.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. Under this Rule, the Company is required to maintain net capital, as defined, of not less than the minimum dollar net capital requirement of a reporting broker or dealer.

At December 31, 2007, the Company had net capital of $18,656, which is $18,406 in excess of the minimum required net capital.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

The Company's ability to make capital and certain other distributions is subject to the rules and regulations of various exchanges, clearing organizations and other regulatory agencies.

7. Commitments and Contingencies

Litigation

The Company is subject to legal and regulatory actions in the ordinary course of its business. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statement.